VIA EDGAR

Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

February 25, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	CNI Charter Funds - File No. 333-186096 (the “Registrant”)

Ladies and Gentlemen:

This letter summarizes the additional comments provided to Don E. Felice of Montgomery, McCracken, Walker & Rhoads by Ms. Kimberly Browning of the staff of the Securities and Exchange Commission (the "Commission") by telephone on February 22, 2013, regarding the Registrant’s Form N-14 registration statement, filed on January 18, 2013.  Responses to all of the comments are included below and as appropriate will be reflected in Pre-Effective Amendment Number 2 to Registrant’s Form N-14 registration statement (the “Amendment”) to be filed subsequent to this correspondence.

1.	Comment: In the third Question and Answer, please clarify what duplicated costs have been eliminated and specify what economies of scale are expected to be recognized.

Response:  The disclosure has been revised to clarify that the reductions in the cost of duplicated services and recognition of economies of scale are both the result of the ability to renegotiate service contracts and spread fixed costs over more portfolios and a greater asset base.

2.	Comment: In the comparative fee tables, please add the phrase “from the time the expense is incurred” to the footnote describing the recoupment.

Response:  The disclosure has been revised as requested.

3.	Comment: Please explain further the differences between the funds with respect to servicing fees.

Response:  As discussed during your telephone conversation of February 22, 2013, the two fund companies have historically employed two different systems for how they manage and label their respective expenses.  The CNI Charter Funds employ a “shareholder servicing fee” for non-distribution services provided to shareholders whereas the Rochdale Portfolios are assessed a service fee for additional services provided to the funds by the Advisor beyond portfolio management.  In each case, similar expenses are incurred by the corresponding portfolio, but are labeled and accounted for differently by the respective fund accountants.  All material information about fees paid by each of the Rochdale Portfolios and the CNI Charter Funds is disclosed in the prospectus / proxy statement and the fee comparison tables accurately reflect the anticipated effect of the Reorganization on fees and expenses.

4.
Comment:  Please specifically confirm that the differences between funds in acquired funds fees and expenses (“AFFE”) are not due to changes in principal investment strategies beyond those disclosed in the prospectus / proxy statement.

Response:  Registrant confirms that the differences between funds in AFFE are not due to changes in principal investment strategies beyond those disclosed in the prospectus / proxy statement.

5.
Comment:  Please confirm that all principal investment strategies with respect to issues such as quality of fixed income securities, capitalization sizes, credit rating and changes in credit ratings are disclosed.

Response:  Registrant confirms that all such principal investment strategies are disclosed.

6.	Comment: In the fourth Question & Answer, please note that any changes in principal investment strategies are disclosed in the prospectus / proxy statement.

Response:   The disclosure has been revised as requested.

7.	Comment: Please add a Question & Answer related to the change in fundamental investment limitations related to borrowing from banks.

Response:  The disclosure has been revised as requested.

8.
Comment:  In the discussion of the CNI Funds’ voluntary waivers, registrant has stated that to the extent certain expenses excluded from the voluntary waiver are incurred, a CNI Fund’s net operating expenses “may” be higher than the stated cap.  Please explain why the use of the word “may” is appropriate here.

Response:  As discussed during your telephone conversation of February 22, 2013, it is possible that other expenses of a Fund may be lower than anticipated, in which case, excluded expenses might be incurred which are less than the unanticipated savings in other expenses and could be paid by a Fund while still leaving total expenses lower than the stated cap.

9.
Comment:  With respect to the changed fundamental investment limitation related to borrowing, please confirm supplementally that despite the increased ability of the Funds to engage in borrowing activity, there is no present intention to do so to the level of a principal investment strategy and that the surviving Funds will add disclosure in the future should such borrowing become a principal investment strategy.

Response:  Registrant hereby confirms that there is no intention to change any portfolio’s strategy with respect to borrowing from banks and that additional disclosure will be added to the Funds’ registration statement should this intention change.

10.	Comment: Please add disclosure with respect to the risks of redemptions in kind.

Response:  The disclosure has been revised as requested.

11.
Comment:  With respect to the “Comparison of Purchase, Redemption and Exchange Policies and Procedures” disclosure, please revise to note that a purchase order is accepted when it is received “in good order” and note who is authorized to receive such orders.

Response:  The disclosure has been revised as requested.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at 202.373.6133.  Thank you.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik
Bingham McCutchen LLP